                                                              James S. Ryan, III
                                                              (214) 953-5801
                                                              jryan@jw.com


                                 August 21, 2006



Maryse Mills-Apenteng                                                  Via FedEx
Securities and Exchange Commission
100 F Street, N.W.
Mail Room 4561
Washington, D.C. 20549

Re:      iLinc Communications, Inc.
         Amendment No. 1 to Form S-3 filed August 21, 2006 (the "Amended S-3") File No. 333-135623


Dear Ms. Mills-Apenteng:

On behalf of iLinc Communications, Inc. (the "Company"), this letter is in response to the comments contained in the staff's letter (the "Comment Letter") dated July 26, 2006, regarding the above filing.

The following responses indicate, where applicable, the additions or revisions that have been included in the Amended S-3 in response to the staff's comments. The responses are numbered to correspond to the numbers assigned in the Comment Letter. Capitalized terms used in this response letter but not defined herein have the meanings assigned to such terms in the Amended S-3. A marked copy of the Amended S-3 (reflecting changes from the filing made on July 6, 2006) is enclosed herewith.

FORM S-3
--------

SELLING STOCKHOLDERS
--------------------

1. Footnote 18 to the Selling Stockholder table has been revised to identify Herald Investment Management Limited as the entity that exercises sole voting and/or dispositive powers with respect to the shares owned by Herald Investment Trust PLC.


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Maryse Mills-Apenteng
August 21, 2006
Page 2
_______________________


PLAN OF DISTRIBUTION
--------------------

2. The text under "Supplements" has been revised to confirm that no supplement may involve increasing the number of shares or the dollar amount registered, or include shares from a transaction other than the one to which the original filing related.

WHERE YOU CAN FIND MORE INFORMATION
-----------------------------------

3. The text under "Where You Can Find More Information" has been revised to indicate that the current address of the Commission is 100 F Street N.W., Washington D.C. 20549.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
-----------------------------------------------

4. The text under "Incorporation of Certain Documents by Reference" has been revised to specifically incorporate by reference the Form 8-K filed on July 6, 2006, the Form 14A filed on July 13, 2006, the Form 8-K filed on July 27, 2006, and the Form 10-Q filed on August 1, 2006.

PART II
-------

UNDERTAKINGS
------------

5. The text under "Undertakings" has been revised to comply with the requirements of Item 512(a)(5)(ii) of Regulation S-K.

LEGALITY OPINION
----------------

6. We confirm that the reference and limitation in the opinion to "the General Corporation Law of the State of Delaware" includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

SIGNATURES
----------

7. The signatures have been revised to identify James L. Dunn, Jr. as the person signing the registration statement in the capacity of Company's principal accounting officer.


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Maryse Mills-Apenteng
August 21, 2006
Page 3
_______________________


We would appreciate the Staff's prompt attention to this response. Please direct questions or requests to Jim Ryan of Jackson Walker L.L.P. at (214) 953-5801.

                                                     Very truly yours,


                                                     /s/ James S. Ryan
                                                     -----------------
                                                     James S. Ryan, III

JSR:asc
Encl.

cc:      James L. Dunn, Jr.